Rogers, Shaw Welcome Competition Tribunal Decision

Companies to seek final approval from Minister of Innovation, Science and Industry

TORONTO, CALGARY, December 30, 2022 — Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) welcome the decision summary by the Competition Tribunal allowing the proposed acquisition of Freedom Mobile by Videotron Ltd. (“Videotron”), a wholly-owned subsidiary of Quebecor, and the subsequent combination of Rogers and Shaw (the “Rogers-Shaw Transaction”) to proceed. The Summary of the Tribunal’s decision can be found at https://decisions.ct-tc.gc.ca/ct-tc/cdo/en/item/521164/index.do.

As a result of the Tribunal decision, the only required regulatory approval remaining under the Arrangement Agreement among Rogers and Shaw and the Freedom Mobile Share Purchase Agreement among Rogers, Shaw and Quebecor is the approval from the Minister of Innovation, Science and Industry for the transfer of Freedom Mobile’s wireless spectrum licenses to Videotron. The parties will continue to work constructively with Innovation, Science and Economic Development Canada to obtain this final approval.

In a joint statement, the companies said: “We are pleased with the favourable decision from the Competition Tribunal and thank the Tribunal members for their work in rendering a swift decision. This is an important milestone in the regulatory process and moves us one step closer to closing a series of transformative transactions proposed by Rogers, Shaw, and Quebecor. We look forward to reviewing the details of the decision and working with the Minister of Innovation, Science and Industry so we can clear the final regulatory hurdle to close these transactions.”

In addition, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date of the Rogers-Shaw Transaction to January 31, 2023. Under the terms of the agreement with Quebecor, the outside date for the acquisition of Freedom Mobile by Quebecor is automatically extended to January 31, 2023.

The Rogers combination with Shaw has already been approved by the shareholders of Shaw, the Court of King’s Bench of Alberta, and the transfer of Shaw’s broadcasting licences to Rogers has been approved by the Canadian Radio-television and Telecommunications Commission. The sale of Freedom Mobile to Quebecor and the subsequent Rogers-Shaw merger remain subject to customary closing conditions that must be satisfied at the time of closing of each transaction.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about outstanding regulatory approvals and the expected completion of both the sale of Freedom to Videotron (the “Freedom Transaction”) and the Rogers-Shaw Transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward- looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers or Shaw to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw Transaction will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals and clearances in connection with the Freedom Transaction in the expected timeframe or at all; the possibility that the parties will not be able to reach a resolution with the Minister of Innovation, Science and Industry regarding the Freedom Transaction or the Rogers-Shaw Transaction; the outcome and timing of potential litigation or regulatory proceedings associated with the Rogers -Shaw Transaction or the Freedom Transaction, including any appeals from the decision rendered by the Competition Tribunal; the failure to realize the anticipated benefits of the Freedom Transaction and the Rogers-Shaw Transaction in the expected timeframes or at all; and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers or Shaw. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers or Shaw can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw Transaction, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals and clearances. There can be no assurance that such closing conditions will be satisfied, that such remaining regulatory approvals and clearances will be obtained or that either the Freedom Transaction or the Rogers-Shaw Transaction will occur, or that either will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw Transaction could be modified, restructured or terminated. There can be no assurance that one or both of the Freedom Transaction or the Rogers-Shaw Transaction will be acceptable to regulatory authorities or will be completed in order to permit the other transaction to be consummated. There can also be no assurance that the outside date of the Rogers-Shaw Transaction will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur. Finally, there can be no assurance that the anticipated benefits of either the Freedom Transaction or the Rogers-Shaw Transaction will be achieved in the expected timeframes or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers or Shaw is under any obligation (and each of Rogers or Shaw expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca

For more information:

Rogers Media contact

media@rci.rogers.com

1-844-226-1338

Rogers Investor Relations contact

investor.relations@rci.rogers.com

1-(844)-801-4792

Shaw Media Relations Contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Investor Relations contact

investor.relations@sjrb.ca